Exhibit 99.2

MEDIA RELEASE

CENTOGENE Announces Appointment of Miguel Coego Rios as Chief Financial Officer

Interim CFO Miguel Coego Rios appointed as Managing Director and permanent CFO

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, June 27, 2022 (GLOBE NEWSWIRE)

Centogene N.V. (Nasdaq: CNTG), the commercial-stage, essential biodata life science partner for rare and neurodegenerative diseases, today announced the appointment of Miguel Coego Rios as Managing Director and Chief Financial Officer of the Company, effective June 22, 2022.

“As we continue to make progress on pivoting the organization to focus on Core Business execution, we are very fortunate to have someone of Miguel’s caliber and extensive experience to contribute to our financial leadership and success. With more than a decade of experience in senior finance roles in the biopharma sector, he will be instrumental as we cement our position as the essential biodata life science partner,” said Kim Stratton, CEO of CENTOGENE.

Miguel Coego stated, "I am excited to formally assume the position as CFO of CENTOGENE. We have been working diligently to optimize operations and build a solid foundation to support our future strategic direction, which is expected to position the Company for growth in 2022 and beyond. My first priorities as the CFO will be business and shareholder value creation, ensuring financial health and best-in-class governance."

Mr. Coego Rios joined CENTOGENE as EVP Finance & Legal in February 2022 and served as Interim Chief Financial Officer as of April 1, 2022. He is a seasoned senior executive and has previously served in finance and commercial leadership roles in the pharmaceutical and biotech sectors. Prior to joining CENTOGENE, Mr. Coego was Vice President & General Manager South Europe at Orphazyme A/S, a late-stage clinical biotech. Before that he was Vice President & CFO EMEA at Mundipharma, a multinational pharmaceutical company. Earlier in his career, he served in several senior management positions at Shire Pharmaceuticals between 2011 and 2019, most recently as CFO LATAM and General Manager of the Andean region. Mr. Coego has gained notable international exposure having completed positions in Colombia, Brazil, Spain, and the U.K. He brings a proven track record in achieving sales and expense targets, company management and development, and leading multi-country projects to CENTOGENE.

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical, genetic, and multiomic data to diagnose, understand, and treat rare diseases. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge and data. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository of over 650,000 individuals representing over 120 different countries.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, as well as a biobank of patients’ blood samples and cell cultures. CENTOGENE believes this represents the only platform focused on comprehensive analysis of multi-level data to improve the understanding of rare hereditary diseases. It allows for better identification and stratification of patients and their underlying diseases to enable and accelerate discovery, development, and access to orphan drugs. As of December 31, 2021, the Company collaborated with over 30 pharmaceutical partners.

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Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our requirement for additional financing, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on March 31, 2022, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Media Contact:

CENTOGENE

Lennart Streibel

Investor Relations

Investor.Relations@centogene.com

Ben Legg

Corporate Communications

Press@centogene.com

Stern IR
Suzanne Messere

+1 (212) 698-8801

suzanne.messere@sternir.com